BD 9/4

02021971

[redacted]NITED STATES
D EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL
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L AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED AUG 2 7 2002 WASH. D.C. 164 SECTION

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 Comstock Avenue, Suite 200
(No. and Street)

Winter Park, (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Cantley (407) 672-1313
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Cantley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Financial Group, Inc., as of June 30, 19 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

ANGELA MITCHELL
MY COMMISSION # DD 061247
EXPIRES: November 5, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.
NOTARY PUBLIC STATE OF FLORIDA

Gordon Cantley
Signature

President
Title

Angela Mitchell
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Independent Auditors' Report

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. as of June 30, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

August 1, 2002

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

PARK FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash and cash equivalents, including $259,243 deposit with clearing broker	$ 423,118
Accounts receivable	4,010
Securities owned:	
Marketable, at market value	1,010
Not readily marketable, at estimated fair value	3,300
Furniture and equipment, net of accumulated depreciation of $24,757	22,127
Deposits and other	13,500
Income taxes receivable	18,124
	$ 485,189

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 224,988
Securities sold, but not yet purchased, at market value	1,417
Deferred tax liability, net	2,248
	228,653
Stockholders' equity:	
Common stock, $.01 par value, 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	404,795
Retained deficit	(149,259)
	256,536
	$ 485,189

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

Revenues:	
Trading gains, net	$ 1,388,601
Commissions	337,210
Miscellaneous income	4,322
	1,730,133
Expenses:	
Commissions and trading participation	862,677
Clearing fees	263,056
Rent	119,934
Professional fees	49,490
Licenses and registrations	1,585
Payroll taxes	50,473
Telephone and communications	191,685
Other operating expenses	291,411
	1,830,311
Operating loss	(100,178)
Other expenses:	
Loss on retirement of equipment	(3,146)
Loss before income tax benefit	(103,324)
Income tax benefit	8,645
Net loss	$ (94,679)

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock				
	Number of Shares Issued	Par Value	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2001	100,000	$ 1,000	$ 341,202	$ (54,580)	$ 287,622
Capital contributions			63,593		63,593
Net loss for the year ended June 30, 2002				(94,679)	(94,679)
Balance, June 30, 2002	100,000	$ 1,000	$ 404,795	$ (149,259)	$ 256,536

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:	
Net loss	$ (94,679)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	12,226
Loss on retirement of fixed assets	3,145
Changes in operating assets and liabilities:	
Increase in accounts receivable	(4,010)
Increase in securities owned, marketable	(1,010)
Decrease in deposits and other	6,438
Decrease in income taxes receivable	20,564
Increase in accounts payable and accrued expenses	114,944
Increase in securities sold, but not yet purchased	1,417
Increase in deferred income taxes	6,539
Cash provided by operating activities	65,574
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	63,593
Net increase in cash and cash equivalents	129,167
Cash and cash equivalents, beginning of year	293,951
Cash and cash equivalents, end of year	$ 423,118

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Park Financial Group, Inc. (the "Company") was incorporated as JDQ Financial Group, Inc. in 1992, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida. The Company changed its name during the year ended June 30, 2000.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in bank money market accounts, money market funds held by a brokerage and cash balances held by clearing brokers.

Securities owned and securities sold, but not yet purchased:

Securities owned are valued at market. The resulting difference between cost and market is included in the statement of operations. Securities sold, but not yet purchased, commonly referred to as short sales, are valued at market. The resulting difference between sales price and market is included in the statement of operations.

Securities owned, not readily marketable:

Securities owned, not readily marketable consist of securities purchased prior to an initial public offering. These securities may include restrictions on sale for a length of time after the initial public offering.

Securities owned, not readily marketable are accounted for as available-for-sale securities. Available-for-sale securities are recorded at management's estimate of the current value of the security in the Statement of Financial Condition, with the change in fair value during the period excluded from current earnings and recorded net of tax as a component of other comprehensive income. As of June 30, 2002, there were no unrealized gains or losses on securities owned, not readily marketable.

1. Nature of operations and summary of significant accounting policies - continued:

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-5 years.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements as of June 30, 2002.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2002, the Company had net capital of $192,222 and a net capital ratio of 1.18 to 1.

PARK FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED JUNE 30, 2002

3. Income taxes:

The income tax benefit (expense) at June 30, 2002 is summarized as follows:

Current:	
Federal	$ 11,934
State	3,250
	15,184
Deferred:	
Federal	991
State	(7,530)
	(6,539)
	$ 8,645

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2002 is as follows:

Deferred tax asset	$ 11,915
Deferred tax liability	(2,248)
Valuation allowance	(11,915)
	$ (2,248)

The income tax benefit differs from the benefit that would result from applying federal statutory rates to loss before income tax benefit due to the valuation allowance.

The valuation allowance for deferred tax assets increased during the year ended June 30, 2002 due to the Company experiencing a net loss for the years ended June 30, 2002 and 2001.

The Company has a net operating loss carryforward of approximately $217,000, which can be used against future income for state income tax purposes through 2022.

4. Securities owned, not readily marketable:

As discussed in Note 1, securities owned, not readily marketable consist of securities purchased prior to an initial offering and are accounted for as available-for-sale securities. The market value of such securities approximates cost.

5. Lease:

The Company leases its office space under a five-year operating lease. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the stockholders. The monthly rental expenses for this lease is approximately $9,900.

Additionally, The Company leases a vehicle for the benefit of an officer of the Company under a three-year operating lease. The monthly rental expense for this lease is approximately $700.

Office equipment is leased under a 54-month operating lease. The monthly rental expense for this lease is approximately $60.

Rent expense for the year ended June 30, 2002, was approximately $133,000. Future net minimum lease payments are as follows:

Year ending June 30,	
2003	$ 125,958
2004	119,250
2005	119,250
2006	89,438
	$ 453,896

6. Credit risk:

Cash is maintained in a high quality financial institution. The amounts held were not in excess of federally insured limits at June 30, 2002.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $259,000, are not covered by federal depositor's insurance at June 30, 2002.

PARK FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED JUNE 30, 2002

7. Related parties:

During the year ended June 30, 2002, the Company received $22,157 in commission revenue from Equity Trading Fund, Ltd., a limited partnership. The general partners of this partnership are two of the stockholders of the Company. These revenues are included as commission revenue in the statement of operations.

8. Supplemental disclosures of cash flow information:

During the year ended June 30, 2002, cash was paid as follows:

Interest	$ 205
Income taxes	None

9. Shareholders' agreement:

The shareholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a shareholder intending to dispose of an interest in the Company must first offer his or her stock to the Company and the other shareholders at a price determined in accordance with the agreement.

10. Contingency:

During the year ended June 30, 2002, a claimant filed an action against the Company and an employee seeking injunctive relief and damages regarding the Company's hiring of the employee, based upon a purported employment agreement which contains a restrictive convenant. It is management's intention to vigorously defend the matter. However, at this time management is uncertain regarding the likely outcome and the claimant has not specified a specific amount of damages.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2002

Total stockholders' equity	$	256,536
Adjustments:		
Deduct: Nonallowable assets:		
Securities owned, not readily marketable		3,300
Furniture and equipment, net		22,127
Deposits and other		17,500
Income taxes receivable		18,124
Net capital before haircuts on securities positions		195,485
Haircuts on securities positions		3,263
Net capital	$	192,222

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$	209,244
Audit adjustments:		
Income tax adjustments, net		1,355
Record accounts payable		(25,250)
Record cash adjustment and corresponding adjustment to haircuts calculation		6,873
	$	192,222

See auditors' report.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2002

Accounts payable and accrued expenses	$ 224,988
Securities sold, but not yet purchased	1,417
Aggregate indebtedness	$ 226,405
Ratio of aggregate indebtedness to net capital	1.18

See auditors' report.

Carson L. Eddy, Partner.
Victor J. Incinelli, Partner
Harry E. Harp, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17A-5

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Park Financial Group, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for by anyone other than these specified parties.

Ernst & Young LLP

August 1, 2002